August 1, 2005

BY OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

  RE:
  Dividend Capital Total Realty Trust, Inc.
  Amendment No. 1 to Registration Statement on Form S-11,
  File No. 333-125338

Ladies and Gentlemen:

        On behalf of Dividend Capital Total Realty Trust, Inc., a Maryland corporation (the "Company") and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder (the "Securities Act") please find attached for filing with the Securities and Exchange Commission via EDGAR, a complete copy of Amendment No. 1 to the above-referenced Registration Statement (the "Registration Statement") on Form S-11 ("Amendment No. 1").

        Amendment No. 1 includes revisions in response to the comment letter from the Staff of the Commission to John E. Biallas of the Company dated June 24, 2005 (the "Comment Letter"). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

        For the Staff's convenience, the Company is providing the Staff with 6 copies of Amendment No. 1, which have been marked to indicate the location of changes from the Registration Statement filed on May 27, 2005, together with copies of this response letter as filed with the Commission.

General

        1.     Please note that while Industry Guide 5 by its terms applies only to real estate limited partnerships, the requirements of Guide 5 should be considered, as appropriate, in the preparation of registration statements for REITs. Because this is a blind pool offering and you intend to qualify for taxation as a REIT, please revise the prospectus to substantially comply with Guide 5, including prior performance information substantially similar to that required under Item 8 and Appendix II of Guide 5. Refer to SEC Release 33-6900.

RESPONSE TO COMMENT 1

        The Company has revised the disclosure in response to the Staff's comment. We note for the Staff that the financial information for the Dividend Capital Group programs is presented in the tables as of March 31, 2005. Information relating to Table VI is presented as of December 31, 2004, which corresponds to the most recent date such information for Dividend Capital Trust has been publicly disclosed. The Company intends to update prior performance information as of June 30, 2005 to the extent practicable in the next amendment filing.

        2.     Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors when such materials become available. Sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19D of Industry Guide 5. In this regard, we note your disclosure on page 105.

RESPONSE TO COMMENT 2

        The Company notes the Staff's comment. To date, no supplemental sales literature has been prepared. The Company will submit to the Commission prior to the date the Registration Statement is declared effective any sales literature that is to be used in connection with this offering.

        3.     Please supplementally provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

RESPONSE TO COMMENT 3

        The Company notes the Staff's comment. The Company will provide the Commission with copies of any graphics, maps, photographs, and related captions or other artwork including logos that the Company intends to use in the prospectus.

        4.     In light of the fact that you intend to use a material portion of the proceeds generated in this offering to purchase securities, including securities of public REITs and mezzanine loans, please include disclosure regarding the limitations on your ability to invest in these and other securities imposed by the Investment Company Act of 1940.

RESPONSE TO COMMENT 4

        The Company has revised the disclosure under the caption "Risk Factors—Maintenance of our Investment Company Act exemption imposes limits on our operations" and has added disclosure under the caption "Investment Strategy, Objectives and Policies—Investment Company Act Considerations" in response to the Staff's comment.

        5.     Please revise the prospectus to reduce your reliance on cross-references. The existence of large numbers of cross-references suggests that the prospectus could be better organized.

RESPONSE TO COMMENT 5

        The Company has revised the disclosure in response to the Staff's comment.

        6.     Refer to footnote (1) in the fee table on the cover page of your registration statement. Please advise us as to why you believe you may register an indeterminate number of shares to be sold to investors, from time to time, and pursuant to your reinvestment plan. Please be aware that Rule 416 is limited to issuances to prevent dilution resulting from stock splits, stock dividends or similar transactions. It does not appear that Rule 416 is applicable to your disclosure in this footnote.

RESPONSE TO COMMENT 6

        The Company has revised the fee table on the cover page of the Registration Statement in response to the Staff's comment.

        7.     We note that you reserve the right to reallocate the shares you are offering between the primary offering and the DRP. Please confirm to us that, should you raise the full 75 percent of the offering currently allocated to the primary and intend to then allocate DRP shares to your primary offering, you will file a supplement notifying investors of this.

RESPONSE TO COMMENT 7

        The Company confirms that should it raise the full 75 percent of the offering currently allocated to the primary offering and intend to then allocate DRP shares to the primary offering, the Company will file a supplement notifying investors of this.

        8.     Please revise to include the information in Item 505 of Regulation S-K or tell us why you are not required to do so.

RESPONSE TO COMMENT 8

        The Company has revised the disclosure on the cover page of the prospectus and under the caption "Risk Factors—Risks Related to Investing in this Offering—This is a fixed price offering and the fixed offering price may not accurately represent the current value of our assets at any particular time; therefore the purchase price you paid for shares of our common stock may be lower than the value of our assets at the time of your purchase" in response to the Staff's comment.

        9.     Please provide the disclosure regarding promoters required by Item 11 of Form S-11, including the information called for by Item 11(d) regarding the names of the promoters and indicate all positions and offices with the registrant now held or intended to be held by each such promoter. Alternatively, please tell us where you have provided the disclosure naming your promoters.

RESPONSE TO COMMENT 9

        The Company has added disclosure to the first paragraph under the caption "Prospectus Summary—Dividend Capital Total Realty Trust Inc.," naming the promoters in response to the Staff's comment.

        10.   Please revise your disclosure to comply with the Plain English rules. Specifically, please limit your reliance on defined terms and capitalized terms that are clear from their plain meaning.

RESPONSE TO COMMENT 10

        The Company has revised the disclosure throughout the prospectus in response to the Staff's comment.

        11.   Please refrain from identifying third parties with whom you may enter agreements as "strategic partners" since the term "partner" implies that there will be a sharing of profits and losses in a partnership structure.

RESPONSE TO COMMENT 11

        The Company notes the Staff's comment. However, the Company believes that the use of the term "strategic partner" is appropriate because the Advisor's strategic partners' compensation will include potential profit participation in connection with specific portfolio asset(s) identified by them and invested in by the Company. The Company may enter into joint ventures, partnerships or similar arrangements with the Advisor's strategic partners for the purpose of acquiring portfolio assets and, in such cases, the strategic partners may or may not make an equity capital contribution to any such arrangements, as described in the disclosure added under the caption "Investment Strategy, Objectives and Policies—Strategic Partners."

Cover page

        12.   Please revise to limit the front cover to one page. Include only the information required by Item 501(b) of Regulation S-K, Industry Guide 5 and information that is key to an investment decision.

RESPONSE TO COMMENT 12

        The Company notes the Staff's comment and has revised the front cover disclosure in response to the Staff's comment. However, because of the requirements under Item 501(b) of Regulation S-K and Industry Guide 5, in particular the inclusion of the risk factors and the tabular presentation of the total maximum and minimum to be offered, the disclosure continues to exceed one page.

        13.   We note that if you are unable to raise the minimum amount within one year, funds will be returned to investors within 10 days. Please revise to indicate that funds will be returned promptly to investors if you should fail to raise the minimum. We do not agree that 10 days meets the requirement found in Rule 10b-9(a)(1) of the Securities Exchange Act of 1934.

RESPONSE TO COMMENT 13

        The Company has revised the disclosure on the cover page of the prospectus and under the caption "Plan of Distribution" in response to the Staff's comment.

        14.   We note that you "expect" that all shares will be issued in book-entry form. Please advise us as to whether a decision has been made regarding in what form shares will be issued or why this statement has been qualified.

RESPONSE TO COMMENT 14

        All shares will be issued in book-entry form. The Company has revised the disclosure accordingly on the cover page of the prospectus and under the captions "Questions and Answers—Questions and Answers Relating to this Offering—Will I receive a stock certificate?" in response to the Staff's comment.

        15.   Please revise the eighth bullet point on page ii to quantify the fees to be paid to affiliates.

RESPONSE TO COMMENT 15

        The Company has revised the disclosure on page ii of the prospectus and under the captions "Prospectus Summary—Summary Risk Factors" and "Risk Factors—Risks Related to the Advisor and Affiliates—The fees we pay to affiliates in connection with this offering and in connection with the acquisition and management of our investments were not determined on an arm's length basis and therefore may not be on terms as favorable as those we could achieve from a third party" in response to the Staff's comment to quantify the fees, commissions and offering expense reimbursement to be paid in connection with this offering. The Company cannot predict additional future fees payable, including acquisition, disposition and asset management fees, property management and leasing fees and the real estate sales commissions payable to affiliates that are variable and dependent upon amount of capital raised and the operations of its business.

        16.   We refer to the ninth bullet point on page ii. This bullet point is very vague. Please revise to provide more specificity regarding the types of agreements that may be entered into with affiliates.

RESPONSE TO COMMENT 16

        The Company has revised the disclosure on page ii of the prospectus and under the caption "Prospectus Summary—Summary Risk Factors" in response to the Staff's comment.

        17.   Please revise your table on page iii to state the amount of offering proceeds that will be available for investments after payment of fees and expenses associated with the offering. In connection with this, it is not clear why the table does not include the dealer manager fee since it appears this fee is a sales commission paid to the dealer manager for selling shares in the offering. We refer to Item 501(a)(3) of Regulation S-K. Please revise or advise.

RESPONSE TO COMMENT 17

        The Company has revised the table to include the dealer manager fee in response to the Staff's comment.

        18.   Please revise to delete the term "Dividend Capital Securities LLC" at the bottom of this page. Please note that the current placement of "Dividend Capital Securities LLC" implies that this is a firm commitment underwritten offering. See Item 501(b)(8) of Regulation S-K.

RESPONSE TO COMMENT 18

        The Company notes the Staff's comment. However, the Company believes that Item 501(b)(8) of Regulation S-K does not prohibit inclusion of the underwriter's name on the cover page of the prospectus in connection with a best efforts offering and does not believe that inclusion of the term "Dividend Capital Securities LLC" implies a firm commitment underwritten offering and, therefore, has not deleted such term.

Questions and Answers About This Offering, page 1

        19.   Please be aware that we view the Question and Answer section and the summary section of the prospectus to be one section. Your Q&A section should not repeat any information that appears in the summary, and vice versa. To the extent there is repetitive text in these sections, please revise to eliminate the repetition. We note, for example, that both sections contain information regarding your company, material terms of the offering, investment objectives and the various fees. Further, as written together, the Q&A and the summary sections are lengthy and do not provide investors with a clear, concise and coherent "snapshot" description of the most significant aspects of the offering.

RESPONSE TO COMMENT 19

        The Company has revised the disclosure under the captions "Questions and Answers" and "Prospectus Summary" in response to the Staff's comment.

        20.   We note the reference to your website at the top of page 9. Please confirm supplementally that all material information that is included in your website can be found in the prospectus.

RESPONSE TO COMMENT 20

        The Company supplementally confirms that all material information that will be included in the Company's website regarding the Company can be found in the prospectus.

        21.   What is Dividend Capital Total Realty Trust Inc.? Please revise to specifically identify the geographic area or areas in which you propose to acquire real estate or interest in real estate. In this regard, we note that the map found on page 11 contains no legend.

RESPONSE TO COMMENT 21

        The Company advises the Staff that it has not identified any specific geographic area or areas in which it proposes to acquire real estate or interest in real estate and, therefore, has eliminated shading from the map.

        22.   What is the Experience of the Advisor's Management Team? Your disclosure here is very detailed and is repeated nearly verbatim in the "Prior Performance" section of the prospectus. The detailed information about your management's prior performance is better suited for the body of the prospectus.

RESPONSE TO COMMENT 22

        The Company has eliminated the disclosure under the caption "Prospectus Summary—Prior Offering Summary" and revised the disclosure under the caption "Questions and Answers—What is the Experience of the Advisor's Management Team" to reduce the detailed information in response to the Staff's comment.

        23.   Who will choose which investments to make? Please disclose whether the "strategic partners" referred to under this heading will be affiliates of the advisor. In addition, please clarify that, although the advisor will be paying these entities for their services, the source of the funds used to pay them will come from the registrant.

RESPONSE TO COMMENT 23

        The Company has revised the disclosure under the captions "Questions and Answers—What are the Benefits of the Advisor Aligning Itself with Strategic Partners?," "Prospectus Summary—The Advisor's Strategic Partners" and "Investment Strategy, Objectives and Policies—Strategic Partners" in response to the Staff's comment.

        24.   What fees will the company incur? Please revise to briefly explain how you will calculate the property management fee by including an estimated range for the property management fees. Finally, provide an estimate of the one-time initial fee the property manager will receive for the lease-up of newly constructed real properties. Provide more detailed disclosure on page 63.

RESPONSE TO COMMENT 24

        The Company has revised the disclosure under the captions "Prospectus Summary—Compensation to the Advisor and Affiliates" and "The Advisor and the Advisory Agreement—Management Compensation" in response to the Staff's comment.

        25.   Will the distribution I receive be taxable? Please revise here and throughout to disclose that distributions in excess of available cash will constitute a return of capital to stockholders.

RESPONSE TO COMMENT 25

        The Company notes the Staff's comment. The taxation of distributions to the Company's stockholders is dependent upon the Company's earnings and profits for tax purposes, and is not a function of cash available for distribution to the stockholders. Therefore, the Company has not revised the disclosure.

Prospectus Summary, page 10

The Advisor. page 13

        26.   Please revise to disclose your officers and directors.

RESPONSE TO COMMENT 26

        The Company has revised the disclosure under the caption "Prospectus Summary—The Advisor" to indicate that all of the Company's officers and affiliated directors are employees of the Advisor and that their biographical information is disclosed under "Management—Directors and Executive Officers."

Structure Chart, page 15

        27.   Please revise the organizational chart to also include information after giving effect to the IPO. Please similarly revise the chart in the Business section.

RESPONSE TO COMMENT 27

        The Company has revised the chart in response to the Staff's comment.

Compensation to the Advisor and Affiliates, page 17

        28.   We note that you intend to make quarterly distributions of a certain dollar amount to each holder of your common stock. Please revise to clarify whether the holder of the Special Units have similar distribution rights. In this regard, we note your disclosure that Special Unit holders will be entitled to receive 15% of net sales proceeds received by the OP upon disposition of the OP's assets.

RESPONSE TO COMMENT 28

        The Company has revised the disclosure under the captions "Prospectus Summary—Compensation to the Advisor and Affiliates" and "The Advisor and the Advisory Agreement—Management Compensation" in response to the Staff's comment.

        29.   Please revise your disclosure to include the associated dollar value that will be given to your Advisor and Affiliates if the minimum or maximum offering is achieved.

RESPONSE TO COMMENT 29

        The Company has revised the disclosure under the caption "Prospectus Summary—Compensation to the Advisor and Affiliates" in response to the Staff's comment.

Risk Factors, page 21

        30.   Many of your risk factor subheadings state a fact, or describe some aspect of your business, rather than state a risk. These risk factors convey the cause of concern, but not the effect. This requires the reader to infer the risk. Please revise your captions to accurately convey the risks that relate to the facts you present. For example, but not limited to:

  •
  You will not have the benefit of an independent due diligence review...;

  •
  We may not meet the Minimum Offering requirements for this offering; and

  •
  The availability and timing of cash distributions is uncertain.

RESPONSE TO COMMENT 30

        The Company has revised the risk factors subheadings in response to the Staff's comment.

        31.   We note your disclosure on page 44 that you may invest in Canada and Mexico. Please revise to include a risk factor detailing the risk of investing in foreign countries.

RESPONSE TO COMMENT 31

        The Company has added a risk factor under the caption "Risk Factors—Risks Related to Investments in Real Property—Real property investments made outside of the United States will be subject to currency rate exposure and risks associated with the uncertainty of foreign laws and markets, which may adversely impact your investment returns" in response to the Staff's comment.

        32.   Please add a risk factor that addresses the ownership of the Special Units by an affiliate of the Advisor, including the preferential treatment this entity will have upon disposition of the OP's assets.

RESPONSE TO COMMENT 32

        The Company notes the Staff's comment. The allocation of cash from dispositions of the Operating Partnership's assets is fully disclosed in the S-11 including in a risk factor added by the Company captioned "Payments to the holder of the Special Units will reduce cash available for distribution to our stockholders." The Company believes that the payment that Dividend Capital Total Advisors Group LLC, the holder of the Special Units, is entitled to receive does not constitute a preferential treatment over the Company's stockholders. This belief is due to the fact that so long as the Special Units are outstanding, the holder of the Special Units only receives payments pursuant to the Special Units after the holders of OP Units have received, in the aggregate, cumulative distributions from the Operating Partnership equal to 100% of their net capital contributions plus a 6.5% cumulative non-compounded annual pre-tax return thereon. Furthermore, once this requirement is met, the holder of Special Units will be entitled to receive, on a pari pasu basis with the other holders of OP Units, only 15% of net sales proceeds received by the Operating Partnership upon disposition of the Operating Partnership's assets vis a vis the 85% that the other holders of OP Units will be entitled to receive.

Risks Related to Investing in this Offering, page 21

You are limited in your ability to sell shares of common stock pursuant to our share redemption program, page 21.

        33.   Please revise to briefly describe the restrictions and limitations in your share redemption program that make your securities speculative or risky.

RESPONSE TO COMMENT 33

        The Company has revised the disclosure under the caption "Risk Factors—Risks Related to Investing in this Offering—You are limited in your ability to sell your shares of common stock pursuant to our share redemption program, you may not be able to sell any of your shares of our common stock back to us and, if you do sell your shares, you may not receive the price you paid" in response to the Staff's comment.

Risks Related to Our Business and Our Corporate Structure page 22

We may have increased exposure to liabilities as a result of any participation by us in Section 1031 exchange transactions page 23

        34.   We note your statement that changes in tax laws may adversely affect 1031 Exchange Transactions. Please revise to discuss any proposed changes in tax laws that would increase your exposure to liability. If there are no proposed changes, please revise to explain how this risk factor makes this offering speculative or risky. Alternatively, delete this risk factor.

RESPONSE TO COMMENT 34

        Since the Company is not aware of any such proposed changes, the Company has deleted the risk factor captioned "Risk Factors—Risks Related to our Business and our Corporate Structure—We may have increased exposure to liabilities as a result of any participation by us in Section 1031 Exchange Transactions" in response to the Staff's comment.

Risks Related to the Advisor and Affiliates, page 24

We depend on the Advisor and key personnel, page 24

        35.   You indicate that your success depends to a significant degree upon continued contributions of certain Advisor's key personnel. Please revise to identify those key personnel.

RESPONSE TO COMMENT 35

        The Company has revised the disclosure under the caption "Risk Factors—Risks Related to the Advisor and its Affiliates—We depend on the Advisor and its key personnel and if any of such key personnel were to cease employment with the Advisor, our business could suffer" in response to the Staff's comment.

The Advisor will rely on strategic partners, page 24

        36.   Please expand your disclosure under this heading to explain why the strategic partners would not owe you a fiduciary obligation. For example, if a strategic partner is performing property management services for a property owned by the company, it is not clear why it would not owe the company a fiduciary duty.

RESPONSE TO COMMENT 36

        The Company has revised the disclosure under the caption "Risk Factors—Risks Related to the Advisor and Affiliates—You will not be able to assess the qualifications of the Advisor's strategic partners when deciding whether to make an investment in our common stock" in response to the Staff's comment. As disclosed in the S-11 the strategic partners will not likely owe a fiduciary duty to the Company because it is expected that the agreements between the Advisor and the strategic partners will provide, in accordance with industry standards, that the strategic partners must adhere to a standard of care of commercial reasonableness when performing services on the Company's behalf.

The fees we pay to affiliates in connection with this offering and in connection with the acquisition and management of our investments..., page 26

        37.   Please revise to indicate that, as a result of the fact that the agreements would not be conducted at arms-length, the terms may not be as favorable to the company than if they had been negotiated at arms-length.

RESPONSE TO COMMENT 37

        The Company has revised the disclosure in the "Risk Factors—Risks Related to the Advisor and Affiliates—The fees we pay to affiliates in connection with this offering and in connection with the acquisition and management of our investments were not determined on an arm's-length basis and therefore may not be on terms as favorable as those we could achieve from a third party" in response to the Staff's comment.

Risks related to Investments in Real Property, page 27

General real estate risks, page 27

        38.   We note you have presented several risks that are general real estate risks, many of which could apply to any real estate company. Please consider discussing each of these risk factors under a separate caption that adequately describes the risk being presented. Focus on how these risks may affect your business in a degree or manner that is different or more significant than other companies.

Also, some of the factors you have listed appear to be risks that you have already addressed elsewhere in the risk factors section. Please revise to delete all redundancies.

RESPONSE TO COMMENT 38

        The Company has deleted the risk factor captioned "General real estate risks" and included the risk factors captioned "Changes in national, regional or local economic, demographic, or real estate market conditions may adversely affect our results of operations and returns to our stockholders," "Changes in supply of or demand for similar real properties in a particular area may adversely affect our results of operations and returns to our stockholders," and "Our operating expenses may increase in the future and to the extent such increases cannot be passed on to tenants, our cash flow would decrease which may adversely affect our results of operations and returns to our stockholders" in response to the Staff's comment. The other listed factors have been deleted because, as noted in the Staff's comment, they are addressed elsewhere in the risk factors section.

Risks Related to Investments in Real Estate Related Securities, page 30

        39.   To the extent practicable, please quantify the portion of the proceeds raised by this offering that you anticipate will be invested in the various types of securities listed under this heading.

RESPONSE TO COMMENT 39

        The Company notes the Staff's comment. The Company is not presently able to quantify the portion of the proceeds raised by this offering that the Company anticipates will be invested in each type of real estate related security listed under the caption "Risk Factors—Risks Related to Investments in Real Estate Related Securities."

Our investment in real estate related common equity securities... page 30

        40.   Please revise to clarify whether you intend to invest in publicly traded real estate companies, private companies or both.

RESPONSE TO COMMENT 40

        The Company has revised the disclosure under the caption "Risk Factors—Risks Related to Investments in Real Estate Related Securities—Our investments in real estate related common equity securities will be subject to specific risks relating to the particular issuer of the securities and may be subject to the general risks of investing in subordinated real estate securities, which may result in losses to us" in response to the Staff's comment.

Risks Associated with Debt Financing, page 32

High mortgage rates may make it difficult for us to finance or refinance properties... page 32

        41.   As part of this risk factor, please discuss the recent mortgage rate environment and the likelihood that mortgage rates will be higher in the future which may make it difficult and/or costly to refinance properties. This comment also applies to your disclosure on page 33 of "balloon payment obligations."

RESPONSE TO COMMENT 41

        The Company has revised the disclosure under the captions "Risk Factors—Risks Associated with Debt Financing—High mortgage rates may make it difficult for us to finance or refinance properties which could reduce the number of properties we can acquire and the amount of cash distributions we can make to our stockholders" and "—Risks Associated with Debt Financing—If we enter into financing arrangements involving balloon payment obligations, it may adversely affect our ability to make distributions to our stockholders" in response to the Staff's comment. However, because the Company does not have the expertise to predict whether mortgage rates will increase or decrease, the Company believes that it is not appropriate to state whether mortgage rates are likely to be higher or lower in the future and therefore has not made any such statement.

Federal Income Tax Risks, page 33

Failure to qualify as a REIT could adversely affect our operations... page 33

        42.   Please revise to indicate the date you intend to qualify as a REIT.

RESPONSE TO COMMENT 42

        The Company has revised the disclosure under the caption "Risk Factors—Federal Income Tax Risks—Failure to qualify as a REIT could adversely affect our operations and our ability to make distributions" in response to the Staff's comment.

Investment Company Risks, page 37

Maintenance of our Investment Company Act exemption imposes limits on our operations, page 37

        43.   Please revise to delete mitigating language from this risk factor such as "We believe that there are a number of exemptions under the Investment Company Act that may be applicable to us."

RESPONSE TO COMMENT 43

        The Company has revised the disclosure under the caption "Risk Factors—Investment Company Risks—Maintenance of our Investment Company Act exemption imposes limits on our operations" in response to the Staff's comment.

Estimated Use of Proceeds, page 39

        44.   Please revise to more clearly indicate the order of priority for each purpose and discuss your plan if substantially less than the maximum proceeds are obtained. See Instruction 1 to Item 504 of Regulation S-K.

RESPONSE TO COMMENT 44

        The Company has revised the disclosure under the caption "Estimated Use of Proceeds" in response to the Staff's comment.

Investment Strategy, Objectives and Policies, page 42

        45.   Please revise to disclose any limitations on the number or amount of mortgages which may be placed on any one property. See Item 13(a) to Form S-11.

RESPONSE TO COMMENT 45

        The Company notes the Staff's comment. The Company refers to the caption "Investment Strategy, Objectives and Policies—Investment Limitations" which includes disclosure on the limitations on the number or amount of mortgages which may be placed on any one property. Specifically, the Company refers to the eighth bullet point under such caption.

        46.   Please revise to include the information required by Item 13(b) to Form S-11. For example, indicate the type of mortgage and indicate whether such mortgages are to be insured by the Federal Housing Administration or otherwise guaranteed or insured.

RESPONSE TO COMMENT 46

        The Company has revised the disclosure under the caption "Investment Strategy, Objectives and Policies—Securities Portfolio" in response to the Staff's comment.

Management, page 53

        47.   We note that your board of directors will consist of five members upon completion of the offering, but you have only identified two board members. Please revise to clarify when you will elect the remaining three board members. In connection with this, to the extent that director nominees are identified, please include a consent from each director nominee that he/she has agreed to act as a director.

RESPONSE TO COMMENT 47

        The Company notes the Staff's comment. The Company has not yet elected or identified the remaining three board members. Once the director nominees are identified, the Company will include a consent from each director nominee.

Directors and Executive Officers, page 56

        48.   Please revise to state the term of office for each executive officer. See Item 401(b) of Regulation S- K.

RESPONSE TO COMMENT 48

        The Company has revised the disclosure under the caption "Management—Directors and Executive Officers" in response to the Staff's comment.

        49.   Please revise your disclosure relating to the business experience of John E. Biallas to include his experience from 1999 to present.

RESPONSE TO COMMENT 49

        The Company has revised the disclosure under the captions "Management—Directors and Executive Officers" in response to the Staff's comment.

        50.   Please revise to disclose that Messrs. Biallas or Bloom are also currently employed by your Advisor.

RESPONSE TO COMMENT 50

        The Company has revised the disclosure under the caption "Management—Directors and Executive Officers" in response to the Staff's comment.

The Advisor and the Advisory Agreement, page 60

The Advisory Agreement, page 62

        51.   Please revise your disclosure to briefly describe your anticipated annual operating expenses as referenced in the first full paragraph on page 63.

RESPONSE TO COMMENT 51

        The Company notes the Staff's comment. However, because the Company does not know the amount of capital it will raise or deploy, or how it will be deployed, it cannot at this time anticipate its annual operating expenses.

The Operating Partnership Agreement, page 69

        52.   Please revise the fourth paragraph to remove the implication that your disclosure is not complete. Although you are not required to describe each and every term of your Operating Partnership Agreement, you must provide a complete summary of the material terms.

RESPONSE TO COMMENT 52

        The Company has revised the disclosure under the caption "The Operating Partnership Agreement—General" in response to the Staff's comment.

Conflicts of Interest, page 72

        53.   The last sentence in the introductory paragraph implies that there may be material conflicts of interest that are not disclosed in the prospectus. Please revise to remove this implication and ensure that all material conflicts are disclosed.

RESPONSE TO COMMENT 53

        The Company has revised the disclosure under the caption "Conflicts of Interest" in response to the Staff's comment.

Interest in Other Real Estate Programs, page 72

        54.   Please identify the affiliates of your advisor that have interests in other real estate programs and describe the nature of the affiliate relationship to your advisor. Also disclose the number of other real estate programs you reference.

RESPONSE TO COMMENT 54

        The Company has revised the disclosure under the caption "Conflicts of Interest—Interests in Other Real Estate Programs" in response to the Staff's comment.

Competition, page 72

        55.   Please revise to clarify, if true, that your Advisor does not currently have procedures to resolve potential conflicts of interest in the allocation of investment opportunities between you and Dividend Capital Trust. Provide similar disclosure in your summary. In addition, please discuss when such procedures will be developed.

RESPONSE TO COMMENT 55

        The Company has revised the disclosure under the captions "Prospectus Summary—Conflicts of Interest" and "Conflicts of Interest—Competition" in response to the Staff's comment. As stated in the prospectus, the Company will develop procedures with the Advisor and Dividend Capital Trust designed to resolve potential conflicts of interest in the allocation of investment opportunities between the Company and Dividend Capital Trust prior to the effective date of the Registration Statement and will disclose these procedures in the prospectus.

Affiliated Property Manager, page 73

        56.   Please disclose that, by virtue of the property manager's affiliation with the advisor and the company, any agreements will not be made at arms length, and the company may end up paying more for services that could be provided more cheaply by an unrelated entity.

RESPONSE TO COMMENT 56

        The Company has revised the disclosure under the caption "Conflicts of Interest—Affiliated Property Manager" in response to the Staff's comment.

Conflict Resolution Procedures, page 74

        57.   We refer to the third bullet point under this heading. Please clarify whether the company intends to separately compensate its officers and directors. Your disclosure elsewhere suggests that all compensation of management will be made by the advisor. In light of this it is not clear what role, if any, your independent directors would have in compensating members of your management team. Please advise or revise.

RESPONSE TO COMMENT 57

        The Company has revised the disclosure under the caption "Conflicts of Interest—Conflict Resolution Procedures—Independent Directors" in response to the Staff's comment.

Beneficial Ownership of Shares of Common Stock and OP Units of the Operating Partnership, page 79

        58.   Please revise to disclose by footnote, the natural person(s) that controls each beneficial owner unless the entities are public companies, wholly owned subsidiaries of public companies or investment companies registered under the Investment Company Act of 1940.

RESPONSE TO COMMENT 58

        The Company has revised the disclosure under the caption "Beneficial Ownership of Shares of Common Stock and OP Units of the Operating Partnership" in response to the Staff's comment.

Prior Performance of the Advisor and its Affiliates, page 80

        59.   Please revise to include the investment objectives of the public and prior programs clarifying whether the investment objectives are similar to this program.

RESPONSE TO COMMENT 59

        The Company has revised the disclosure under the caption "Prior Performance of the Advisor and its Affiliates" in response to the Staff's comment.

        60.   Please revise this section so that contains all the information required by the instructions to Item 8A of Industry Guide 5. For example, please (1) disclose the number of investors in each prior program, not an estimate of the number of investors, (2) disclose the number of properties purchased by each program, (3) the number of properties sold, (4) a discussion of any major adverse business developments or conditions experienced by any of the prior programs and, (5) a summary of acquisitions of properties during the last three years by a prior program by type, location and method of financing. Your current disclosure includes some aggregate information that addresses the second point above, but this information is difficult to assess since it is not broken down by program.

RESPONSE TO COMMENT 60

        The Company has revised the disclosure under the caption "Prior Performance of the Advisor and its Affiliates" in response to the Staff's comment. We note for the Staff that the financial information for the Dividend Capital Group programs is presented in the tables as of March 31, 2005. Information relating to Table VI is presented as of December 31, 2004, which corresponds to the most recent date such information for Dividend Capital Trust has been publicly disclosed. The Company intends to update prior performance information as of June 30, 2005 to the extent practicable in the next amendment filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 82

Overview

        61.   We note your statement that you are not aware of any material trends that may have an effect on your proposed operations, except national economic conditions that affect real estate in general. In light of the broad array of properties you may purchase and the fact that a material portion of your holdings may be securities of REITs and other real estate companies, please revise your disclosure to discuss any material trends affecting real estate generally and, more specifically, the types of real estate you intend to purchase as well as public REITs.

RESPONSE TO COMMENT 61

        The Company notes the Staff's comment. As disclosed in the S-11, the Company is not aware of any material trends that may have an effect on the Company's proposed operations. In addition, the Company refers to the risk factors section captioned "Risks Related to our Investments in Real Estate" and, specifically, to the risk factors captioned "Changes in national, regional or local economic, demographic, or real estate market conditions may adversely affect our results of operations and returns to our stockholders," and "Changes in supply of or demand for similar real properties in an area may adversely affect our results of operations and returns to our stockholders," where the Company has indicated that it is unable to predict future changes in national, regional or local economic, demographic or real estate market conditions, and certain market changes including changes in supply of or demand for similar real properties in a particular area.

Critical Accounting Policies, page 83

        62.   Advise us what consideration was given to including your policy on offering and organization costs.

RESPONSE TO COMMENT 62

        The Company's policy on offering and organization costs has been developed in accordance with generally accepted accounting principles. We believe such policy does not involve matters that are inherently uncertain, require subjective or complex judgment or uses significant estimates and therefore was not deemed to be a critical accounting policy.

Description of Capital Stock, page 87

Distributions, page 89

        63.   Please discuss the fact that if you are required to sell additional securities or borrow funds in order to make distributions, the portion of the distribution that will be treated as a return of capital will likely increase.

RESPONSE TO COMMENT 63

        The issuance of securities or borrowing funds should not reduce the Company's earnings and profits, and, as a result, should not cause the portion of a distribution that will be treated as a return of capital to increase.

        64.   We refer to the last paragraph under this heading. Please describe what would cause your securities to be considered "readily marketable." If this means that the securities were listed on an exchange or quoted on NASDAQ, please revise to disclose that you have no current intention of listing or having your securities quoted.

RESPONSE TO COMMENT 64

        The Company has revised the disclosure under the caption "Description of Capital Stock—Distributions" in response to the Staff's comment.

Distribution Reinvestment Plan, page 89

        65.   Please revise to clearly state the anticipated cost to the participants in your DRP. For example, do the shares to each participant cost $9.50 per share plus the servicing fee of up to 1% of the primary offering price? If so, state that amount. Consider including an example to illustrate what participants will pay to purchase shares in your DRP.

RESPONSE TO COMMENT 65

        The Company has revised the disclosure under the caption "Description of Capital Stock—Distribution Reinvestment Plan" in response to the Staff's comment.

        66.   We note that you are registering shares to be offered under a distribution reinvestment plan to investors in the offering. Please tell us whether persons who become shareholders other than by participating in the offering may purchase shares through the distribution reinvestment plan, and, if so, whether you intend to distribute to those persons a separate prospectus relating solely to the distribution reinvestment plan. Please also tell us whether you intend to keep updated and distribute the prospectus included in, this registration statement so long as offers and sales are being made under the distribution reinvestment plan or if you intend to use a separate prospectus relating solely to the distribution reinvestment plan. In either case, if you do intend to distribute a separate prospectus relating to the distribution reinvestment plan, please amend the registration statement to include that prospectus, which should include a reasonably detailed description of the plan in addition to all disclosure required by Form S-11.

RESPONSE TO COMMENT 66

        Persons who become stockholders other than by participating in the offering (and others such as holders of OP Units in the Operating Partnership) may purchase shares through the distribution reinvestment plan. The Company does not presently intend to distribute to those persons a separate prospectus relating solely to the distribution reinvestment plan. The Company presently intends to keep updated and to distribute the prospectus included in this registration statement so long as offers and sales are being made under the distribution reinvestment plan.

Share Redemption Program, page 90

        67.   We note your statement in the second paragraph on page 91 that the board of directors may opt to change the program and use proceeds from other sources to redeem shares. Please describe when the board would consider it to be in the best interests of stockholders to use the proceeds from these other sources. Please also describe the other possible sources of funds.

RESPONSE TO COMMENT 67

        A decision of the Company's directors to change the share redemption program and use proceeds from other sources to redeem shares of the Company's common stock may be made solely based on the directors' judgment in the exercise of their fiduciary duties. The Company cannot anticipate when, if ever, the board would consider it to be in the best interest of stockholders to use proceeds from other sources to redeem shares of the Company's common stock.

        68.   Please address whether affiliated stockholders will defer their redemption requests until requests by unaffiliated stockholders have been met.

RESPONSE TO COMMENT 68

        The Company has revised the disclosure under the caption "Description of Capital Stock—Share Redemption Program" in response to the Staff's comment to indicate that affiliated stockholders will defer their redemption requests until requests by unaffiliated stockholders have been met.

        69.   Please disclose, if true, that if a trading market develops for your common stock, the redemption plan will terminate.

RESPONSE TO COMMENT 69

        The Company has revised the disclosure under the caption "Description of Capital Stock—Share Redemption Program" in response to the Staff's comment to indicate that the share redemption program will be terminated if the Company's shares of common stock are listed on a national securities exchange or quoted on the Nasdaq, or if a secondary market is otherwise established.

        70.   We note that if the Board decides to terminate the redemption plan, investors will be given no less than 30 days notice of the desire to terminate the plan. Since redemptions are made quarterly, and not monthly, please address whether investors would have an opportunity to make a redemption request prior to the termination of the plan.

RESPONSE TO COMMENT 70

        At any such time, it will be up to the Company's board to consider whether investors would have an opportunity to make a redemption request after the Company's notice to terminate the share redemption program and prior to its termination based on the circumstances at the time such a decision is made. Therefore, if the Company's board considers it appropriate, investors will be given an opportunity to make a redemption request after the Company's notice to terminate the share redemption program and prior to the effective termination of the program.

Federal Income Tax Considerations, page 95

        71.   We refer to the introductory paragraph that states that this section and the tax opinion may not be relied upon or used by holders of your common stock, Please remove this qualification since prospective purchasers and stockholders should be able to rely on legal conclusions made by tax counsel within the registration statement and the tax opinion, In addition it is not clear what you mean by your statement that, "This summary and the opinion referred to herein are written to support the promotion or marketing of this offering." Both the summary and the opinion are required by Regulation S-I. Please revise or advise. This comment also applies to the language found in the "Risk Factors" section on page 33.

RESPONSE TO COMMENT 71

        The Company has revised the disclosure under the captions "Risk Factors—Federal Income Tax Risks" and "Federal Income Tax Considerations—General" in response to the Staff's comment.

        72.   We note your statement in the fifth paragraph on page 95 that you "will" receive a tax opinion. Please confirm that you will file the opinion prior to effectiveness and revise the disclosure at such time.

RESPONSE TO COMMENT 72

        The Company confirms that it will file the opinion prior to effectiveness and revise the disclosure at such time.

Plan of Distribution, page 114

        73.   Please revise to discuss any conditions under which the agreement with your dealer manager may be terminated.

RESPONSE TO COMMENT 73

        The Company has revised the disclosure under the caption "Plan of Distribution" to indicate that the Company's agreement with the Dealer Manager may be terminated by either party upon 60 days' written notice in response to the Staff's comment. There are no further conditions under which the Company's agreement with the Dealer Manager may be terminated.

Part II.

Item 36. Financial Statement and Exhibits

        74.   Please file the legal and tax opinion with your next amendment, or provide draft opinions for us to review. We must review your opinions before the registration statement is declared effective and we may have comments on the opinions.

RESPONSE TO COMMENT 74

        The Company has supplementally provided to the Staff drafts of the legal and tax opinions with this Amendment No. 1.

Item 37. Undertakings

        75.   Please revise to include the undertaking found in Item 20.D of Guide 5. Specifically, the first paragraph under this heading, that refers to acquisitions made during the distribution, appears to be missing from your prospectus.

RESPONSE TO COMMENT 75

        The Company has revised the undertaking in response to the Staff's comment.

        If you should have any questions about this letter or require any further information, please call me at 212-735-2135.

Very truly yours,

/s/ Hugo F. Triaca

cc:    John E. Biallas, President, Dividend Capital Total Realty Trust, Inc.